Content TTW Launch Email #1

Subject: Become Part of the Search: Presearch.com is Launching on Wefunder! 🔍

Presearch Fam,

Search is being disrupted at an unprecedented pace. With over $1 trillion in global digital ad revenue at stake (Statista), users are rejecting surveillance-based search engines in favor of private, unbiased alternatives. Presearch.com is at the forefront of this transformation, pioneering decentralized search with unparalleled privacy protection.

The mission is clear: to redefine search by eliminating tracking, providing a non-profiling and anonymous experience, empowering users with Web3-native features, and unlocking new revenue opportunities beyond traditional advertising.

Presearch.com is now excited to announce that it is opening up a limited-time fundraise opportunity to its community, giving supporters a rare chance to directly fuel the platform's growth and expansion as it sets its sights on capturing market share from Big Search.

Traditional search monopolies are losing market share (Goodwin, 1/13/25) as regulatory scrutiny intensifies (Kachwala, Sriram : 10/9/24), and users demand control over their online experience. With 13 million searches per month and 150K monthly active users, Presearch is uniquely positioned to capitalize on this shift.

Here are some exciting things to share with you about Presearch and where we are going:

Key Highlights:

Explosive Market Growth: Global regulatory shifts and antitrust crackdowns are accelerating demand for private search.

Early-Stage Entry Opportunity: Presearch.com is currently valued at just $15M, compared to DuckDuckGo ($1B), Brave ($979M), and You.com ($800M)

Thriving Community: With its established user base and 40,000+ community nodes that anonymize every search through a decentralized network, we believe we are poised for hyper growth.

AI Innovation: PreGPT II delivers unbiased, uncensored AI-driven search results.

Q1 Initiatives: Unbiased AI, Tracking free maps, Ad-free options, NSFW search, Web3-native features.

🔗 Join the waitlist now to secure your spot and access exclusive perks.

For more information, visit https://wefunder.com/presearch or contact us directly at invest@presearch.com

Sincerely,

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Meanwhile, privacy-co[illegible] ...sers and advertisers are looking [illegible] ...ernative—and







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